Arista Power, Inc.
1999 Mt. Read Boulevard
Rochester, New York 14615

October 3, 2013

Via EDGAR
Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Arista Power, Inc.
Registration Statement on Form S-1
Filed August 30, 2013
File No. 333-190948

Dear Ms. Ravitz:

In response to your letter dated September 24, 2013 (the “September 24 Letter”), Arista Power, Inc. (“Arista” or the “Company”), provides the following responses to your comments in connection with your review of Arista’s Registration Statement on Form S-1 filed August 30, 2013. Each response is keyed to the corresponding numbered paragraph in the September 24 Letter.  For your convenience, we have reprinted your requests below prior to the corresponding Company responses.

Along with this letter we are also filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-190948) (“Form S-1 Amendment No. 1”).

Registration Statement Fee Table

1.
Please revise your fee table footnote to clarify that you are only seeking to register, by means of Rule 416, additional shares underlying the warrants that are issuable as a result of stock splits, stock dividends and similar transactions. You may not use rule 416 to register shares issuable as a result of other types of anti-dilution provisions, such as the “full-ratchet” anti-dilution described on page 14. In order to cover securities issuable as a result of the types of anti-dilution provisions falling outside the scope of Rule 416, you must register a good-faith estimate of the number of shares so issuable. See, for guidance, Securities Act Forms Compliance and Disclosure Interpretations 116.18.

Response

We have revised the fee table footnote to clarify that we are only seeking to register, by means of Rule 416, additional shares underlying the warrants that are issuable as a result of stock splits, stock dividends and similar transactions.

October 3, 2013

Our Business, page 2

2.
Please expand your summary to discuss your current financial condition including your cash position and cash burn rate. Also, you should include a discussion of your history of losses, accumulated deficit, and expected sources of liquidity, and discussion of your auditor’s going concern opinion.

Response

In response to your comment, we have enhanced our business summary to include a discussion regarding the Company’s history of losses, accumulated deficit, as well as the Company’s current financial condition including our cash position, cash burn rate and expected sources of liquidity.  This enhanced disclosure also includes a discussion regarding our auditor’s going concern opinion and can be found on page 3 of the Form S-1 Amendment No. 1.

Interests of Named Experts and Counsel, page 20

3.
Please tell us how you considered and resolved the possible conflict created by Schwell Wimpfheimer and Associates, LLP providing the legality opinion in light of Baylow Advisor’s participation in the offering.

Response

Robert Wilon was segregated by Schwell Wimpfheimer and Associates LLP  from all aspects of the issuance of the legal opinion in order to avoid any actual or apparent conflict of interest.

*           *           *

October 3, 2013

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further questions.

Sincerely,

Arista Power, Inc.

By:	/s/ William Schmitz
William Schmitz
Chief Executive Officer